FOIA CONFIDENTIAL TREATMENT REQUESTED
BY TUFIN SOFTWARE TECHNOLOGIES LTD.
FOR CERTAIN PORTIONS OF THIS LETTER
PURSUANT TO 17 C.F.R. § 200.83

March 6, 2019

VIA EDGAR & HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mitchell Austin

Re:	Tufin Software Technologies Ltd.
Draft Registration Statement on Form F-1
Initially submitted November 20, 2018
CIK No. 0001757399
Dear Mr. Austin:
On behalf of our client, Tufin Software Technologies Ltd., a company organized under the laws of the State of Israel (the “Company”), we hereby respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced draft Registration Statement on Form F-1 initially submitted on November 20, 2018 and filed publicly on the date hereof (the “Registration Statement”), contained in the Staff’s letter dated December 17, 2018 (the “December Comment Letter”) and the Staff’s letter dated February 28, 2019 (the “February Comment Letter” and, together with the December Comment Letter, the “Comment Letters”).
Set forth below are the responses of the Company to the comments in the Comment Letters. For ease of reference, comments contained in the Comment Letters are printed below and are followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Registration Statement.
Because of the commercially sensitive nature of information contained herein, we have filed a separate letter (the “Request Letter”) with the Office of FOIA Services in connection with a request for confidential treatment of certain portions of this response letter dated March 6, 2019 (the “Response Letter”) under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), 17 C.F.R. § 200.83 (“Rule 83”), and the Commission’s rules and regulations promulgated under FOIA. For the Staff’s reference, we have enclosed a copy of the Request Letter with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment. In accordance with Rule 83, the Company requests confidential treatment of (a) the portions of this Response Letter marked with “[***]” (the “Confidential Information”) and (b) the accompanying Request Letter (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to FOIA or otherwise so that the undersigned may substantiate the foregoing request for confidential treatment in accordance with Rule 83. In accordance with Rule 83, this Response Letter has also been clearly marked with the legend “FOIA CONFIDENTIAL TREATMENT REQUESTED BY TUFIN SOFTWARE TECHNOLOGIES LTD.” and each page is marked for the record with an identifying number

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***
TUFIN SOFTWARE TECHNOLOGIES LTD. – 6.3.6.2019

United States Securities and Exchange Commission
March 6, 2019

and code: “TUFIN SOFTWARE TECHNOLOGIES LTD. – 1.3.6.2019” through “TUFIN SOFTWARE TECHNOLOGIES LTD. – 7.3.6.2019.”
Comment Letter dated February 28, 2019
Re: Response dated February 20, 2019
Consolidated Financial Statements
Note 2. Significant Accounting Policies
j. Revenue Recognition, page F-11

1.	We note your response to prior comment 2. Please further explain the following:
Responses:

•
Tell us the nature of the future performance obligations included in the $25,186 thousand as of December 31, 2018. In this regard, describe the type of services that you are contractually obligated to provide in the future for which some level of service has not yet been required to be performed;

The Company respectfully refers the Staff to note 7 of the financial statements on page F-20 under which the Company discloses its unsatisfied performance obligations, which primarily include maintenance and support, as well as professional service and software and hardware products. Maintenance and support and professional services are satisfied over time, while software and hardware products are satisfied at a point in time.

•
Disclosure on page F-11 states that contract payment terms range between 30 and 120 days; however, your response indicates payment is due only after some level of services are required to be performed. Explain further what you mean by “payment is due only after some level of services are required to be performed.” Clarify, for example, when payment would be due for PCS in year two, when you determine that you have an unconditional right to the consideration, and when you record a receivable for such payments;

Upon arrangement, the Company invoices each customer for all of its performance obligations (including PCS), with a due date based on payment terms (typically ranging between 30 and 120 days). However, the Company records receivables only as it satisfies performance obligations. Once the Company satisfies a particular performance obligation, the Company’s right to consideration becomes unconditional and only the passage of time is required for such amount to become due.
The Company respectfully advises the Staff that the description included in its response to the February Comment Letter referred to consideration related to unsatisfied performance obligations. Such consideration remains contingent on satisfying the underlying performance obligations and will become unconditional only after such performance obligations are satisfied. (e.g., for software licenses upon delivery and for PCS as each day of service is performed).

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***
TUFIN SOFTWARE TECHNOLOGIES LTD. – 6.3.6.2019

United States Securities and Exchange Commission
March 6, 2019

•	Tell us your consideration of whether these arrangements have a financing component; and
The Company respectfully advises the Staff that these arrangements do not have a financing component. As noted in note 2 of the financial statements, the Company applied the one-year practical expedient under which the Company elected to disregard the effects of a financing component in such cases. The Company concluded that its arrangements do not have a financing component since its payment terms for its customers are less than one year from satisfying its performance obligations.

•
You state that $1,252 thousands of invoices were due as of December 31, 2017. Please clarify whether you believe this should be classified in accounts receivable. If so, tell us how you considered the materiality of such amount to total accounts receivable and current deferred revenue. Alternatively, explain why such amounts should continue to be netted against the contract liabilities.

The Company believes that its $1,252 thousands of invoices due as of December 31, 2017 should not be presented on its balance sheet as accounts receivable and that such amounts should continue to be netted against the contract liabilities on its balance sheet. The amount of invoices is not only subject to the passage of time, but also remains contingent on satisfying the underlying performance obligations.
Note 7. Deferred Revenue and Deferred Costs, page F-18

2.
We note your proposed revised disclosures in response to prior comment 3. Please disclose the total amount of remaining performance obligations by either providing quantified information in the text that follows the table or clearly labeling the line item in the table that represents your remaining performance obligations.

Response:
The Company respectfully advises the Staff that it has revised its disclosure on page F-20 of its financial statements in response to the Staff’s comment to disclose the total amount of remaining performance obligations by providing quantified information in the text that follows the table that represents its remaining performance obligations. The Company has revised its disclosure by adding the following language:
“As of December 31, 2017 and 2018, the total remaining performance obligation amounted to $40,332 thousand and $56,629 thousand, respectively.”

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***
TUFIN SOFTWARE TECHNOLOGIES LTD. – 6.3.6.2019

United States Securities and Exchange Commission
March 6, 2019

Response to Prior Letter
Re: Draft Registration Statement on Form F-1
Note 13. Stock Option Plan, page F-22

19.
Please provide us with a breakdown of all options granted to date in fiscal 2018 and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.

Response:
The table below sets forth information regarding the options granted by the Company in fiscal 2018:

Grant Date	Total Options Granted	Fair Market Value ($)
4/9/2018	931,000	2.60
7/19/2018	633,000	4.27
10/31/2018	521,000	4.82
11/15/2018	130,000	5.22
In addition to the grants made in 2018, the Company granted options to purchase 582,000 ordinary shares on January 23, 2019. The Company determined that the fair market value of the underlying ordinary shares on the date of grant was $5.67 per share.
Please note that the information presented in the table above and, unless otherwise indicated, in this response, generally does not reflect a 1.5:1 reverse share split approved by the Company’s board of directors, but still subject to shareholder approval as of the date hereof, which the Company intends to seek prior to the launch of the roadshow.
The determination as to fair market value was made by the Company’s board of directors in connection with the preparation of the Company’s financial statements for the year ended December 31, 2018. The Company did not obtain contemporaneous valuations of its ordinary shares from a third party during 2018, but did obtain valuations from a third party in connection with the preparation of such financial statements.
Methodology
The Company used a consistent approach to valuation for all of the awards set forth above. The approach used a hybrid between the probability weighted expected-return method (PWERM) and the option pricing method (OPM). The hybrid method was used in order to account for the Company’s consideration of an IPO starting early in 2018 while recognizing that, if the IPO was not completed an M&A event was likely, but that event would likely occur a number of years later.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***
TUFIN SOFTWARE TECHNOLOGIES LTD. – 6.3.6.2019

United States Securities and Exchange Commission
March 6, 2019

The OPM requires the derivation of a company value using a discounted cash flow (DCF) model. The DCF model relies on a weighted average cost of capital (WACC) derived in part from volatility (beta) data from the stock of comparable companies. The OPM itself also requires the use of the same volatility data derived from comparable companies. The comparable companies used were consistent for all components of the valuations and consisted of companies in the software/security sector a similar debt/market cap ratio and that were all small cap companies.
Key Assumptions
The follow table sets forth the key assumptions used by the Company in connection with the valuations that it performed:

		IPO Scenario (PWERM)					M&A Scenario (OPM)
Valuation Date	Discount Rate(1)	Company Value	Years to IPO	Probability	DLOM(2)	Ordinary Share Value	Company Value(3)	Probability	DLOM(2)	Ordinary Share Value	Weighted Average Ordinary Share Value
4/9/2018	19.0%	$400M	0.97	20%	12.0%	$6.47	$115M	80%	22.3%	$1.63	$2.60
7/19/2018	18.0%	$500M	0.70	40%	10.0%	$8.52	$105M	60%	22.3%	$1.43	$4.27
10/31/2018	18.0%	$500M	0.41	45%	10.0%	$8.95	$105M	55%	22.4%	$1.44	$4.82
11/15/2018	18.0%	$500M	0.37	50%	10.0%	$8.99	$105M	50%	22.4%	$1.44	$5.22
__________________

(1)	Used in connection with the IPO Scenario to discount the IPO value to present value and in the M&A scenario in connection with the DCF valuation method.

(2)
The discount for lack of marketability (DLOM) is different between the IPO Scenario and the M&A Scenario because the assumed time-to-transaction in the OPM scenario is significantly longer than assumed time to an IPO.

(3)
Consists of operational value plus net financial assets. Operational value of the Company increased between April 9, 2018 and June 30, 2018, but that increase was offset by a decline in net financial assets.

April 9, 2018 Awards
For the purpose of the IPO scenario, the Company’s use of $400 million was based on the Company’s preliminary assessment of its likely valuation in a potential IPO.
For the M&A scenario, the Company’s valuation of $115.1 million consisted of an operational value of $79.3 million plus net financial assets of $35.8 million. The operational value was determined using a DCF valuation effected as of December 31, 2017. The Company determined that there had been no material change in the Company’s projected results in the intervening three months and, accordingly, continued to rely on the December 31, 2017 DCF valuation on the assumption that the operating value increased at the annual rate of WACC (the assumed discount rate).
July 19, 2018 Awards
For the purpose of the IPO scenario, the increase in the IPO valuation was a result of discussions with possible underwriters for an IPO. This followed a formal decision by the Company’s board of directors for management to examine the Company’s prospects for an IPO.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***
TUFIN SOFTWARE TECHNOLOGIES LTD. – 6.3.6.2019

United States Securities and Exchange Commission
March 6, 2019

For the M&A scenario, the Company’s valuation of $105.0 million consisted of an operational value of $85.0 million plus net financial assets of $19.9 million. The operational value was determined using a DCF valuation effected as of June 30, 2018. The updated DCF valuation reflected a small increase in the Company’s operational value because of a decision by the Company to increase investments in its growth results in higher operating expenses. As a result, an increase in terminal free cash flow was partially offset by lower free cash flow in the preceding years.
October 31, 2018 Awards
On October 4, 2018, the Company held an organizational meeting with the proposed underwriters for the IPO. At this point, however, the Company still assessed that it had meaningful milestones to achieve before completing an IPO, including reaching agreement among its key stockholders to move forward with the IPO. Accordingly, the probability of an IPO increased by only a small amount.
For the M&A scenario, the Company’s valuation of $105.3 million consisted of an operational value of $89.9 million plus net financial assets of $15.4 million. The operational value was determined using the DCF method-valuation effected as of June 30, 2018 adjusted to reflect the future value as of October 31, 2018. The Company determined that there had been no material change in the Company’s projected results in the intervening four months and, accordingly, continued to rely on the June 20, 2018 DCF valuation on the assumption that the operating value increased at the annual rate of WACC (the assumed discount rate).
November 15, 2018 Awards
The probability of an IPO continued to increase. The Company continued to prepare actively for an IPO and a draft registration statement was submitted confidentially to the SEC on November 20, 2018. This required an initial agreement among the Company’s shareholders, including their signature on lock-up agreements with the underwriters. In addition, stock market conditions and investor sentiment were less favorable, resulting in some uncertainty as to the contemplated timing. Accordingly, as of November 15, 2018, the probability of an IPO increased by only a small amount.
There was no change in the M&A scenario given the short amount of time since the October 31, 2018 valuation other than a slight decrease in likelihood given progress on the IPO.
Proposed Initial Public Offering Price Range
The Company advises the Staff that based on discussions with the lead underwriters for its proposed IPO, it currently expects the price per share in the IPO to be $[***] and $[***] per share before giving effect to the planned reverse share split. This equates to $[***] and $[***] per share after giving effect to the planned 1.5:1 reverse share split. The price range is subject to change based upon market conditions, the Company’s performance and other factors.
The mid-point of the proposed IPO price range is $[***] representing a company pre-money valuation of $[***]. This effectively reflects 100% certainty of the IPO scenario occurring under the PWERM. The valuation in the IPO scenario is driven by the increased scale of the Company, it achieving its revenue goals for 2018, and its projected 2019 and 2020 results of operations.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***
TUFIN SOFTWARE TECHNOLOGIES LTD. – 6.3.6.2019

United States Securities and Exchange Commission
March 6, 2019

* * *
Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Taryn Zucker at (212) 819-2670 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc:	Reuven Kitov, Chief Executive Officer, Tufin Software Technologies Ltd.

***CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83***
TUFIN SOFTWARE TECHNOLOGIES LTD. – 6.3.6.2019